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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                      For Period Ended: December 31, 1996



                          Medicscience Technology Corp.
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                              (Name of Registrant)


1235 Folkstone Way
Cherry Hill New Jersey                                           08034
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(Address of principal executive officers)                     (Zip Code)


                                    33-51218
                            (Commission File Number)

                            CUSIP Number 585901101

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                Nothing in this form shall be construed to imply
                that the Commission has verified any information
                                contained herein.

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Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-K, Form 20-F,
                           11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth (15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the [ ] fifth calender day following the due date; and

         [X]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State  below  in   reasonable  detail the reasons why Form 10-K and For
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion could not be filed within the prescribed period.

         The registrant is a development stage company which at present has only one non-research full time employee, its Chairman or the Board Peter Katevatis. Without unreasonable effort and expense, the registrant cannot complete and file its Annual Report on Form 10-K by the May 29, 1999 due date. The delay in filing Registrant's Annual Report on Form 10-K in not due to any change in, or disagreement with the Registrants accounts on financial statement disclosure.



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Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Peter Katevatis                                   (609) 428-7952
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         (2)  Have all other periodic reports required under Section 13 or 15(d)
              of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           Yes [ ]                   No [X]

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



         Mediscience Technology Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 24, 1999                 By: /s/ Peter Katevatis
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                                         By   Peter Katevatis

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